SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

TABLE OF CON TENTS

Page
Signature Page	3

2015 Interim Results Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 28, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2015 Interim Results Announcement

1.	IMPORTANT MESSAGE

1.1	This interim report summary is extracted from the full text of the 2015 interim report. For detailed content, investors are advised to read the full text of the 2015 interim report which is published on the website of Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission.

1.2	Company Profile

Stock Abbreviation	SHANGHAI PECHEM
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	SHANGHAI PECHEM
Shares Stock Code	00338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited (“Hong Kong Stock Exchange”)
Shares Stock Code	SHI
Stock Exchange Listing	New York Stock Exchange

	Secretary to the Board	Securities Affairs Representative
Name	Tang Weizhong	Wu Yuhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”)
Postal Code: 200540
Telephone	86-21-57943143	86-21-57933728
Fax	86-21-57940050	86-21-57940050
E-mail	tom@spc.com.cn	wuyh@spc.com.cn

2.	MAJOR FINANCIAL DATA AND INDICATORS

2.1	Major Accounting Data

Prepared under the China Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

Unit: RMB’000

Major Accounting Data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	42,152,450	51,374,277	–18.0
Net profit attributable to equity shareholders of the Company (“-” for loss)	1,731,166	–164,911	N/A
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for loss)	1,736,231	–157,119	N/A
Net cash inflow from operating activities	1,924,239	836,448	130.0

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	18,339,018	16,570,623	10.7
Total assets	30,341,257	31,145,983	–2.6

2.1.2	Major Financial Indicators

			Increase/decrease
	The Reporting	Corresponding	as compared to the corresponding period of the
Major financial indicators	Period (January to June)	period of the previous year	previous year (%)
Basic earnings per share (“-” for loss, RMB/Share)	0.160	–0.015	N/A
Diluted earnings per share (“-” for loss, RMB/Share)	0.160	–0.015	N/A
Basic earnings per share excluding non-recurring items (“-” for loss, RMB/Share)	0.161	–0.015	N/A
Return on net assets (weighted average) (%)*	9.918	–0.943	Increased by 10.861 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)*	9.947	–0.898	Increased by 10.845 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Non-recurring Items and Amount

Unit: RMB’000

Non-recurring items	Amount
Net loss from disposal of non-current assets	–7,927
Employee reduction expenses	–10,264
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	7,155
Income from external entrusted loans	1,449
Income from forward exchange contracts	6,931
Other non-operating income and expenses other than those mentioned above	–1,765
Income tax effect	–1,202
Effect attributable to minority interests (after tax)	558

Total	–5,065

2.1.4	Differences between Interim Financial Report Prepared under CAS and IFRS

Unit: RMB’000

Net profit attributable to
	equity shareholders of the Company		Total equity attributable to equity
	(“–” for net loss)		shareholders of the Company
			At the end	At the
		Corresponding	of the	beginning of
	The Reporting	period of the	Reporting	the Reporting
	Period	previous year	Period	Period
Prepared under CAS	1,731,166	–164,911	18,339,018	16,570,623
Prepared under IFRS	1,770,880	–123,601	18,283,053	16,500,272

For detailed differences, please refer to the Supplementary Information of the interim financial statements prepared under CAS.

2.2	Shareholdings of the Top Ten Shareholders

Total number of shareholders as at the end of the Reporting period	273,179

Shareholding of the top ten shareholders

	Increase (+)/
	decrease (-) of
	number of				Status of
Name of	shares during		Percentage of	Number of	pledged/frozen shares
Shareholder	the Reporting	Number of	total	trading restricted	Status	Number of	Nature of
(full name)	Period	shares held	shareholding (%)	shares held	of shares	shares	shareholders
China Petroleum & Chemical Corporation	—	5,460,000,000	50.56	4,920,000,000	None	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	6,938,667	3,452,301,320	31.97	—	Unknown	—	Foreign legal person
China Construction Bank-Boshi-themed Industry Stock Securities Investment Fund	Unknown	75,000,000	0.69	—	Unknown	—	Others
Agricultural Bank of China Limited – Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	58,310,694	70,920,001	0.66	—	Unknown	—	Others
NSSF One Hundred Ten Combination	Unknown	20,000,897	0.19	—	Unknown	—	Others
CITIC Securities Company Limited	Unknown	16,247,307	0.15	—	Unknown	—	Others
Bank of China Limited-Jiashivalue-added services industry securities investment fund	Unknown	15,176,491	0.14	—	Unknown	—	Others
Zhao Jie	Unknown	11,777,183	0.11	—	Unknown	—	Others
Shanghai Textile Development Corporation	—	8,475,000	0.08	—	Unknown	—	Others
IP KOW	—	8,148,000	0.08	—	Unknown	—	Unknown

Top ten shareholders of shares in circulation (without trading restriction)

Name of shareholder	Number of circulating shares (without trading restriction) held	Types of Shares
HKSCC (Nominees) Limited	3,452,301,320	Overseas listed foreign shares
China Petroleum & Chemical Corporation	540,000,000	RMB-denominated ordinary shares
China Construction Bank-Boshi-themed Industry Stock Securities Investment Fund	75,000,000	RMB-denominated ordinary shares
Agricultural Bank of China Limited – Fullgoal CSI State-Owned Enterprises	70,920,001	RMB-denominated ordinary shares
Reform Index
Classified Fund
NSSF One Hundred Ten Combination	20,000,897	RMB-denominated ordinary shares
CITIC Securities Company Limited	16,247,307	RMB-denominated ordinary shares
Bank of China Limited – Jiashi value-added services industry securities investment fund	15,176,491	RMB-denominated ordinary shares
Zhao Jie	11,777,183	RMB-denominated ordinary shares
Shanghai Textile Development Corporation	8,475,000	RMB-denominated ordinary shares
IP KOW	8,148,000	Overseas listed foreign shares

Note on connected relationships or concerted actions of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above—mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

Shareholding and conditions of top ten shareholders holding trading restricted shares

		Circumstances under which restricted shares can be traded
			Number of
Name of shareholders	Number of		additional
holding trading	trading restricted	Earliest date	shares to be
restricted shares	shares held	of trading	traded	Trading Restrictions
China Petroleum & Chemical Corporation	4,920,000,000	20/08/2015	540,000,000	1. Shall not be traded or transferred in the twelve months commencing from the date of implementation of the Share reform proposal;
		20/08/2016	4,380,000,000

2. Upon the expiration of the first condition, original trading restricted shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the Company within twelve months, and shall not exceed 10% within twenty-four months.

2.3	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares or debentures

As at 30 June 2015, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) in the shares and underlying shares of equity derivatives or debentures of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

1.	Interests in ordinary shares of the Company

Percentage of
shareholding in
		Percentage of	the Company’s
	Share interests	total issued	total issued
	held or deemed	share capital	H shares
Name of shareholder	as held (shares)	(%)	(%)	Capacity
China Petroleum &	5,460,000,000	50.56	—	Beneficial owner
Chemical Corporation	Promoter legal
person shares(L)
BlackRock, Inc.	269,857,171(L)	2.50(L)	7.72(L)	Beneficial owner;
	76,000(S)	0.00(S)	0.00(S)	investment manager; Other (lendable shares)

Note: (L): Long position; (S): Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests and short positions pursuant to Part XV of the SFO in the shares and underlying shares of equity derivatives or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

2.	Interests and short positions of the Directors, Supervisors and Senior Management in the shares, underlying shares or debentures of the Company

During the Reporting Period, the Company granted the Company share options to five Directors and one Senior Management as part of the Stock Incentive Scheme. On 6 January 2015, the Proposal regarding the Adjustments of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme were reviewed and approved at the fifth meeting of the eighth session of the Board of Directors of the Company, which confirmed the granting of an aggregate of 38,760,000 A share options to 214 participants, including 500,000 shares granted to Chairman and General Manager Mr. Wang Zhiqing, 500,000 shares granted to Vice Chairman and Deputy General Manager Mr. Gao Jinping, 430,000 shares granted to Director and Chief Financial Officer Mr. Ye Guohua, 430,000 shares granted to Director and Deputy General Manager Mr. Jin Qiang, 430,000 shares granted to Director and Deputy General Manager Mr. Guo Xiaojun and 250,000 shares granted to Secretary to the Board Mr. Tang Weizhong. Save as disclosed above, as at 30 June 2015, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 30 June 2015, save as disclosed above, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

3.	REPORTS OF THE DIRECTORS

3.1	Discussion and analysis of the overall operation during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group (the Company and its subsidiaries) and the notes in the interim report. Unless otherwise specified, the financial data involved hereinafter is extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and discussion on operating results

In the first half of 2015, the global economy experienced a tortuous and slow recovery. Amidst such a complicated domestic and foreign economic environment and facing growing downward pressure, the PRC economy managed to show a slow-yet-steady development trend with growth within a reasonable range as a result of macroeconomic regulation and control and innovative reforms. Gross domestic product (GDP) grew by 7.0% in the first half of the year, signaling a further slowdown in economic growth. In the first half of the year, the PRC petrochemical sector generally remained stable in spite of downward pressure on China’s economy. The performance of the refining sector continued to improve, and the petrochemicals sector even witnessed relatively rapid profit growth. Nonetheless, the market demand was still rather weak with an overall slowdown in petroleum and petrochemical consumption growth. Overcapacity in the industry was overwhelming and market competition intensified further.

Amidst complicated and severe market conditions in the first half of 2015, the Group strived to maintain steady operation in terms of safety, environmental protection and production, while ramping up efforts in structure optimization, cost-saving and profit-increasing. Against the backdrop of a bottoming out and the gradual stabilization of international crude oil prices, the Group’s costs of processing crude oil plunged significantly, thereby leading to a surge in gross profit and a turnaround year-on-year. For the six months ended 30 June 2015, the Group registered a turnover of RMB42,125.5 million, representing a decrease of RMB9,219.5 million, or 17.96% year-on-year. Profit before income tax amounted to RMB2,279.9 million (loss before income tax amounted to RMB127.5 million for the same period last year), representing an increase of RMB2,407.4 million year-on-year. Profit after income tax and non-controlling shareholder interests amounted to RMB1,770.9 million (loss after income tax and non-controlling shareholder interests amounted to RMB123.6 million for the same period last year), representing an increase of RMB1,894.5 million year-on-year.

In the first half of 2015, the total volume of goods produced by the Group amounted to 7,117,700 tons, representing an increase of 6.85% year-on-year. From January to June, the Group processed 7,348,700 tons of crude oil (including 687,400 tons of crude oil processed on a sub-contract basis), representing an increase of 123,000 tons, or 1.70% year-on-year. Total production of refined oil products reached 4,412,300 tons, representing an increase of 3.79% year-on-year. Of this, the output of gasoline was 1,491,200 tons, representing a decrease of 1.55% year-on-year; the output of diesel was 2,141,400 tons, representing an increase of 5.32% year-on-year; and the output of jet fuel was 779,700 tons, representing an increase of 10.88% year-on-year. The Group produced 423,500 tons of ethylene and 340,900 tons of paraxylene, representing an increase of 4.65% and a decrease of 6.50% year-on-year, respectively. The Group also produced 531,900 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing an increase of 9.02% year-on-year; 424,700 tons of synthetic fibre monomers, representing an increase of 17.42% year-on-year; 217,700 tons of synthetic fibre polymers, representing an increase of 6.35% year-on-year; and 115,800 tons of synthetic fibres, representing a decrease of 0.94% year-on-year. During the Reporting Period, the Group’s output-to-sales ratio and receivable recovery ratio were 99.03% and 100.01%, respectively.

The Group maintained stable performance in terms of safety and environmental protection as well as facilities operation. In the first half of the year, the Group thoroughly implemented and revised its HSE accountability system, optimizing its hazard investigation practices and rectification of oil and gas transmission pipelines and tank farms, in addition to ramping up inspection efforts for the sake of safety and environmental protection. With the full commencement of leakage detection and repair (LDAR) work and the continuous development of comprehensive treatment of volatile organic compounds (VOC) and clean production, the Group successfully passed the Clean production check and acceptance conducted by the Shanghai Clean Production Center. The Group continued to work towards achieving its “seven zeroes” target (no staff dead or serious injured in industrial accidents, no big fire and explosion, no major environmental pollution accident, no major occupational hazard accident, no major traffic accident in working area, no major accident of negligence.) with regard to safety and environmental protection. The comprehensive compliance rate of discharged waste water reached 100%, and total COD, sulfur dioxide and nitrogen oxides emissions were brought down by 15.69%, 33.45% and 16.28% year-on-year, respectively. Production, operations and management were strengthened while evaluation of production and operations were also reinforced. Both the number and durations of unscheduled shutdowns were significantly reduced, while various technical and economic indicators were effectively improved. During the Reporting Period, among 113 major technical and economic indicators listed for assessment, there were improvements over the previous year in 72 of them, representing an improvement rate of 63.72%. Of those, 23 indicators reached advanced levels in the industry, representing a ratio of 20.35%. On top of enhancing its facilities management, the Group further advanced quantitative patrols and checks on equipment, thereby eliminating facilities hazards and realizing the stable and long-term operation of production devices.

The Group continued to make advanced progress both in optimizing production and operations and implementing cost-saving and expenses-reduction. In the first half of the year, the Group integrated the optimization model for the full process flow of oil refining, placed emphasis on estimating the cost-performance of different kinds of crude oil and optimized its crude oil structure. It also reinforced the tracking of marginal contribution from petrochemical facilities and adherence to dynamic optimization mechanisms. On the other hand, the Group also continued to optimize its fuel structure, hydrogen production and feedstock structure for ethylene cracker and residual oil processing flow with the aim of boosting efforts in further optimization to its integrated refining and petrochemical system. By closely monitoring changes in the market, in the first half of the year, the Group shut down some facilities short of marginal effectiveness such as No. 1 Coker and reduced the workload of facilities such as polyethylene and acrylonitrile when the market prices of their products were on the decline. Such flexible adjustments involving stop-start up and workload reduction of such facilities had significantly diminished losses. The Group also made advancements in the structural optimization of refined products so as to enhance production of high octane number gasoline and the effectiveness of the refining segment. In respect of the implementation of key scientific research projects such as carbon fibre and needle coke, the Group continued to make progress and facilitated industrial development and market exploration for its new products. During the Reporting Period, the Group developed and produced 150,900 tons of new products. A total of 375,200 tons of new synthetic resins products and specialized polyolefin materials were produced, with the differentiation rate for synthetic fibres reaching 68.82%. The Group also submitted 22 patent applications, with nine patent authorizations granted. With the in-depth development of an e-commerce sales model for its products, the Group gradually increased the types and quantities of petrochemical products traded online on its e-commerce platform. In respect of cost controls, the Group reinforced its efforts on respective key items and engaged in energy conservation and consumption reduction efforts for its facilities, hence continuing to reduce costs and expenses related to material and energy consumption. The Group adjusted its loan structure and replaced its US dollar-denominated loans with Euro-denominated ones in a bid to lower financing costs. The Group also strengthened cooperation with suppliers to reduce occupation of capital for inventories.

The Group further strengthened its corporate governance. During the Reporting Period, the Group worked hard to promote its integrated management system and to optimize business flow, in addition to achieve Standards Implementation certification in energy, measurement and the integration of informatization and industrialization. In April, the Group was duly recognized by the Ministry of Industry and Information Technology as one of the very first batch of enterprises to meet the national standards for management systems in regard to the integration of informatization and industrialization. The Group continued to optimize and refine its management system and organizational structure by amending its performance appraisal methods, appraisal indicators and appraisal scoring rules. Such amendments not only highlighted the advancement and controllability of indicators, the co-ordination between key indicators and entity performance as well as different weightings for each indicator, but also further fostered a scientific performance appraisal mechanism. Meanwhile, the Group also strived to improve advanced process control (APC) of facilities such as No. 3 Crude Distillation Unit and process simulation training system. With stringent control over its total number of employees, the Group cut a total of 324 positions in the first half of the year via implementation of a number of assignment diversion measures. To enhance the efficiency and results of training, the Group optimized its staff training processes and made innovations in its approaches to training, while also increasing the utilization of internet and mobile terminals.

The Company was proactive in fulfilling its corporate social responsibilities. It supplied 3.80 million tons of refined oil to the public in the first half of the year. Of this, the Company supplied 1.50 million tons of gasoline (including the supply of 220,000 tons of National Phase IV standard gasoline and 1.28 million tons of National Phase V standard gasoline), 1.98 million tons of diesel (including the supply of 1.17 million tons of National Phase IV standard diesel and 290,000 tons of National Phase V standard diesel) and 320,000 tons of jet fuel, as it continued to supply a variety of quality petrochemical products to the public. The Company continued to engage in environmental protection by organizing the “Public Open Day” – inviting civil servants, members of the National People’s Congress and residents to visit the Company’s production plants and environmental protection treatment sites. The Company safeguarded the vital interests of its employees and focused on completing a collaborative development project with the local government, thus maintaining a harmonious and stable environment for the Company’s development.

The following table sets forth the Group’s sales volume and net sales, net of business tax and surcharges, for the Reporting Period:

	For the six months ended 30 June
	2015			2014
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total
Synthetic fibres	114.4	1,241.3	3.5	114.7	1,434.3	3.1
Resins and plastics	659.9	5,244.1	15.0	614.6	5,915.7	12.6
Intermediate petrochemicals	1,083.5	4,905.1	14.0	1,041.3	6,769.7	14.5
Petroleum products	4,751.6	16,449.8	46.9	4,504.7	25,436.0	54.5
Trading of petrochemical products	—	6,820.9	19.4	—	6,674.0	14.3
Others	—	403.4	1.2	—	461.1	1.0

Total	6,609.4	35,064.6	100.0	6,275.3	46,690.8	100.0

In the first half of 2015, net sales of the Group amounted to RMB35,064.6 million, representing a decrease of 24.90% over the same period last year. Of this, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products declined by 13.46%, 11.35%, 27.54% and 35.33%, respectively. Net sales from the trading of petrochemical products increased by 2.20%. The decrease in overall net sales was mainly due to the decrease in the unit prices of products during the period as compared to the same period last year. The increase in the Group’s net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Shanghai Jinmao International Trading Co., Ltd, a share-controlled trading company of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” dropped by 12.51% over the same period last year, which was mainly attributable to the decrease in the Group’s revenue from oil processed on a sub-contract basis as compared to the same period last year.

Most of the Group’s products are sold in eastern China.

In the first half of 2015, the Group’s cost of sales declined by 29.28% year-on-year to RMB32,687.7 million, representing 93.22% of total net sales.

The Group’s main raw material is crude oil. While the global supply of crude oil remained high in the first half of 2015, due to a potential rebound in demand and a pending slowdown in oil production, global crude oil prices experienced a decline before showing a fluctuating rising trend, then leveling off. In the first half of the year, the peak and bottom closing prices of Brent crude oil futures were US$66.65/barrel and $45.22/barrel, respectively, and the average price during the Reporting Period was approximately US$57.86/ barrel, representing a decrease of 46.88% year-on-year. The peak and the bottom closing prices of West Texas Intermediate crude oil were US$61.09/ barrel and $42.56/barrel, respectively, and the average price during the Reporting Period was approximately US$53.15/barrel, representing a decrease of 47.30% year-on-year. The peak and the bottom closing prices of Dubai crude oil futures were US$66.51/barrel and $42.05/barrel, respectively, and the average price during the Reporting Period was approximately US$56.55/barrel, representing a decrease of 46.29% year-on-year.

In the first half of 2015, the average unit cost of crude oil processed (for the Group’s own account) was RMB2,652.96 per ton, representing a decrease of RMB2,213.98 per ton, or 45.49% year-on-year. The Group processed a total of 6,661,300 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing an increase of 166,500 tons over the same period last year. Taken together, the total costs of crude oil processed decreased by RMB13,938 million. While processing costs increased by RMB810 million due to an increase in crude oil processed volume, the lower average unit cost of crude oil processed brought costs down by RMB14,748 million. From January to June this year, crude oil processed on a sub-contract basis reached 687,400 tons. In the first half of the year, the Group’s cost of crude oil accounted for 54.06% of the total cost of sales.

In the first half of 2015, the Group’s expenses for other auxiliary materials amounted to RMB4,095.8 million, a decline of 11.02% over the same period last year, which was mainly due to the decline in the unit cost of other auxiliary materials during the period. During the Reporting Period, the Group’s depreciation and amortization expenses declined by 5.94% year-on-year to RMB1,069.7 million, mainly due to the decline in depreciation expenses during the Reporting Period as certain fixed assets were fully depreciated. Maintenance expenses grew by 37.54% year-on-year over the same period last year to RMB577.4 million, mainly due to an increase in actual maintenance during the Reporting Period, which led to the growth in maintenance costs. Fuel and power expenses declined by 14.85% year-on-year to RMB997 million during the Reporting Period,mainly due to the decline in the unit purchase price of coal.

In the first half of 2015, the selling and administrative expenses of the Group amounted to RMB277.9 million, representing a decrease of 1.46% as compared with RMB273.9 million over the same period last year. This was mainly due to the decline in commission fees payable to product agencies during the Reporting Period.

In the first half of 2015, other operating income of the Group amounted to RMB41.5 million, representing a decrease of RMB8.2 million year-on-year. This was mainly due to a decrease in government grants received during the Reporting Period.

In the first half of 2015, the Group’s net financial expenses amounted to RMB137.2 million, compared to RMB253.5 million in net financial expenses over the same period last year. This was mainly due to a decline in interest expenses and exchange losses during the period.

In the first half of 2015, the Group realized profit after tax and profit attributable to non-controlling interests of RMB1,770.9 million, representing an increase of RMB1,894.5 million as compared to a loss after tax and profit attributable to non-controlling interests of RMB123.6 million over the same period last year.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB1,776.7 million in the first half of 2015 as compared to net cash inflow of RMB636.7 million over the same period of the previous year, which was due to the following main reasons: (1) profit before tax during the reporting period amounted to RMB2,279.9 million (loss before tax over the same period last year was RMB127.5 million); (2) the lower inventory balance at the end of the period led to an increase of RMB145.4 million in operating cash flow in the Reporting Period (as compared to an increase in operating cash flow of RMB1,308.1 million due to a lower inventory balance at the end of the same period of the previous year).

In the first half of 2015, the Group’s net cash outflow from investment activities amounted to RMB258.9 million as compared to a net cash outflow of RMB373.7 million over the same period of the previous year. This was primarily attributable to a year-on-year decrease in the Group’s capital expenditures during the Reporting Period, resulting in a decline of RMB105 million in net cash outflow from investment activities.

In the first half of 2015, the Group’s net cash outflow from financing activities amounted to RMB1,496 million, compared to net cash outflow of RMB74.2 million over the same period of the previous year, primarily attributable to a year-on-year increase in the Group’s profit and a decline in demand for capital during the Reporting Period.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2015, the Group’s total borrowings decreased by RMB1,475.9 million to RMB4,235 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, of which the short-term borrowings increased by RMB139.5 million and the long-term borrowings lowered by RMB1,615.4 million.

Risk from Exchange Rate Fluctuations

Since the majority of the Group’s debt is denominated in foreign currency, changes in exchange rates would affect the Group’s financial expenses and hence have an impact on the Group’s profitability. As at 30 June 2015, the Group’s borrowings in US dollars amounted to the equivalent of RMB305.70 million and the Group’s borrowings in Euro amounted to the equivalent of RMB1,258.00 million.

Capital expenditures

In the first half of 2015, the Group’s capital expenditures amounted to RMB313 million, mainly for the desulfurization project for furnaces No. 1-No. 5 and No. 7 of the Thermal Power Division, the project of upgrading the discharged waste water standard and expansion project of berths No. 4 and No. 5 of the chemical wharf, as well as the 100,000 ton/ year EVA plant project.

In the second half of the year, the Group plans to complete projects such as upgrading discharged waste water, desulfurization revamp for furnaces No. 1-No. 5 and No. 7 of the Thermal Power Division, and implementation of the 100,000 ton/year EVA plant project. The Group’s planned capital expenditures can be appropriated from the operating cash inflow and bank financing.

Liability-to-asset ratio

As at 30 June 2015, the Group’s liability-to-asset ratio was 38.38% (As at 31 December 2014: 45.73%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s employees

As at 30 June 2015, the total number of employees of the Company amounted to 12,800, among which the number of production personnel was 7,428; the number of sales, financial and other staff was 3,741; and the number of administrative staff was 1,631. A total of 46.77% of the Group’s employees were college graduates or above.

Income tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, after which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2015 is 25%.

Disclosure required by the Hong Kong Listing Rules

The transactions between the Company and Sinopec Corp., Sinopec Group and its associates, as disclosed in Note 27 of the consolidated financial statement prepared under International Financial Reporting Standards in 2014 Annual Report of the Company, constituted connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned connected transaction and continuing connected transaction have also been disclosed in accordance to Chapter 14A of the Hong Kong Listing Rules.

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 in the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 and the relevant information disclosed in the Company’s 2014 annual report.

Market outlook and work plans for the second half of the year

In the second half of 2015, the global economy will continue to be in a stage of deep adjustments. The environment is less optimistic with the sluggish economy struggling to recover and the major economies demonstrating diverse development trends. The US economy will continue to move in a promising direction. If the Federal Reserve decides to raise the interest rate in the second half of the year, there will be a significant influence over the global economy. The European economy will remain subdued and continue to grow at a slow pace. The rebound of the Japanese economy will remain unstable. Performance will vary significantly among emerging economies, but will show a general trend of slowdown. The Chinese economy realized a slow-yet-stable performance within a reasonable range in the first half of the year. However, as the economy is still under great pressure to maintain steady growth, to adjust structure, to continue its reform and to be innovative, it will continue to face downward pressure in the second half of the year. The prospects for the petrochemical industry will remain complicated. Overcapacity persists, along with weakening innovation abilities and relatively low product grades, resulting in internal pressure on the operation of the industry. Meanwhile, with the government continuing to strengthen its policies to support steady growth, market demand has increased steadily and the prices of petroleum and petrochemical products have continued to stabilize. The petrochemical industry in China is expected to continue to undergo steady development in the second half of the year.

In the second half of 2015, given the weak recovery of the global economy, the slowdown in demand in China and with the situation in Middle East under control, the problem of a global surplus in crude oil supply will not be solved within a short period of time, and thus there will not be a significant increase in oil prices. At the same time, the opportunity for US dollar appreciation is limited, as is the opportunity of crude oil exports from Iran in a short period of time. As such, there will not be material negative effects or pressure on oil prices. Future fluctuations in international crude oil prices will generally depend on changes in the output of crude oil in US and the outcome of the Iranian issue. International crude oil prices are expected to continue to fluctuate at a low level in the second half of the year.

In the second half of the year, the Group will focus on enhancing the quality and efficiency of its development and will continue to step up efforts in safety and environmental protection, production and operations, system optimization, cost-saving and expenses reduction as well as intensification of its management. The Group will also enhance its efficiency.

1.	Further strengthening efforts in safety and environmental protection. The Group will foster the hazard management of long-distance pipelines and tank farms and strengthen its safety management of contractors; implement the “Three Simultaneity” policy for project development; accelerate the development of pollution emission reduction; fully carry out its leak detection and repair (LDAR) work; continue to exercise control over volatile organic compounds (VOC) and push forward its comprehensive environmental improvement measures.

2.	Continuing to optimize its production and operation system. The Group will intensify management of turnaround of its facilities to shorten the duration and reduce the number of off-schedule production suspensions; optimize and maintain balance of its production and operations plan to ensure proper checking and maintenance of certain facilities in the second half of the year; promote the optimization of ethylene and aromatic feedstock, residual oil and vacuum gas oil processing schemes as well as utilization of natural gas; further strengthen the collaboration with universities and research institutes and make even greater efforts in marketing.

3.	Boosting efforts to reduce costs and expenses. The Group will continue to manage and control major expenses such as maintenance costs, selling expenses, financial expenses and management expenses; fully unleash the processing potential of refinery facilities; focus on increasing the level of central procurement for crude oil and cost competitiveness of crude oil resources; reduce inventories of crude oil, intermediate goods and finished products; make timely adjustments on its debt structure and carry out its fund raising and financing tasks at optimal financing costs; continue to optimize its material inventory structure and reduce the utilization of capital reserves.

3.2	Analysis of the Company’s Principal Business and Performance (Part of the following financial data was extracted from the unaudited interim report prepared under CAS

3.2.1	Analysis of Changes in the Company’s Major Financial Data

Amount

RMB’000

Item	As at 30 June 2015	As at 31 December 2014	Change (%)	Reason for change
Accounts receivable	1,973,350	1,628,121	21.20	An increase in business volume of the share-controlled trading company and an increase in sales revenue lead to an increase in accounts receivable
Advances to suppliers	65,141	31,098	109.47	An increase in prepaid purchase funds
Long-term equity investment	3,419,000	3,106,262	10.07	Profit of associates
Deferred tax assets	438,156	915,069	–52.12	Profit in the Reporting Period, using deferred income tax assets recognized in the previous years
Short-term borrowings	2,912,004	4,078,195	–28.60	Profit in the Reporting Period; decline in demand for capital
Accounts payable	4,356,281	5,924,035	–26.46	A decrease in purchase price
Advances from customers	416,405	612,573	–32.02	Fall in unit price of products and a decrease in advances from customers
Other payables	758,161	508,551	49.08	An increase in construction and maintenance payable

Item	As at 30 June 2015	As at 31 December 2014	Change (%)	Reason for change
Current portion of non-current liabilities	1,305,680	—	N/A	Long-term borrowings due in one year
Long-term borrowings	17,270	1,632,680	–98.94	Transferred into current portion of non-current liabilities
Specific reserve	26,593	1,265	2,002.21	Increase in unutilised provisions for safety production costs
Undistributed profits	2,832,771	1,101,605	157.15	Profit during the Reporting Period

	For the six months period
	ended 30 June
Item	2015	2014	Change (%)	Reason for change
Revenue	42,152,450	51,374,277	–17.95	Fall in unit price of products
Cost of sales	31,233,864	45,017,696	–30.62	A fall in the cost of raw materials, leading to the lower unit cost of products
Taxes and surcharges	7,060,938	4,654,222	51.71	An increase in consumption tax rate
General and administrative expenses	1,490,220	1,224,420	21.71	Maintenance expenses rose in the Reporting Period
Financial expenses – net	140,537	279,343	–49.69	Fall in interest expenses of borrowings and foreign exchange losses
Asset impairment losses	61,411	22,843	168.84	Increase in fixed asset impairment
Investment income (“–” for loss)	338,784	–65,716	N/A	Profit made by associates
Income tax expenses	491,686	–6,856	N/A	Profit in the Reporting Period
Operating profit attributable to shareholders of the Company (“–” for loss)	1,731,166	–164,911	N/A	Cost of major raw materials fell sharply and gross profit of products increased

	For the six months period ended 30 June
Item	2015	2014	Change (%)	Reason for change
Net cash flows generated from operating activities	1,924,239	836,448	130.05	Profit during the Reporting Period
Net cash flows used in investment activities	–258,888	–373,651	–30.71	Decrease in purchase costs and construction cost of long-term assets
Net cash flow used in financing activities	–1,643,510	–273,979	499.87	Reduced demand for capital and repayments of short-term borrowings
Research and development expenditure	14,265	20,126	–29.12	Decrease in R&D projects

3.2.2	Analysis of Business Operations by Segment, Product and Geographical Location

(a)	Principal business operations by segment or product

Segment or product	Revenue (RMB’000)	Cost of sales (RMB’000)	Gross profit margin (%)		Increase/ decrease in revenue compared to corresponding period of the previous year (%)	Increase/ decrease in cost of sales compared to corresponding period of the previous year (%)	Increase/decrease in gross profit margin compared to the corresponding period of the previous year
Synthetic fibres	1,277,780	1,260,478	1.35		–12.22	–19.20	Increased by 8.51 percentage points
Resins and plastics	5,374,909	4,098,680	23.74		–10.31	–29.34	Increased by 20.53 percentage points
Intermediate petrochemicals	5,049,076	3,734,009	26.05		–26.52	–39.11	Increased by 15.31 percentage points
Petroleum products	23,186,915	15,133,125	34.73	*	–22.41	–38.60	Increased by 17.20 percentage points
Trading of petrochemical products	6,822,043	6,746,830	1.10		2.21	2.82	Decreased by 0.59 of a percentage point
Others	441,727	260,742	40.97		–11.33	–18.03	Increased by 4.83 percentage points

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounts to 8.50%.

(b)	Principal operations by geographical location

Amount

RMB’000

Geographical location	Revenue	Increase/ decrease in revenue compared to corresponding period of the previous year (%)
Eastern China	38,232,841	–22.59
Other regions in the PRC	1,802,087	–3.36
Exports	2,117,522	1,710.20

3.2.3	Analysis of core competitiveness

As one of the largest integrated petrochemical enterprises in China with highly integrated refining and petrochemical business operation, the Company possesses competitive business scale and strength, which make it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibers in PRC. It also has self-owned utilities system and environmental protection systems, as well as handling and transportation facilities for marine and inland waterway, railway and highway.

The Company’s major competitive advantages include quality, brand name, geographical location and vertically-integrated production. The Company has over 40 years of experience in petrochemical production and management, and has accumulated extensive resources in the petrochemicals industry, winning multiple quality product awards from the central and local governments. Located in the core region of the Yangtze River Delta, the most economically active region in China with strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities to tap its close geographic proximity with most of its clients and the convenience of its location for coastal and inland shipping. This gives it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refining and petrochemical business operation to actively strengthen its product structure, while also continuously improved products quality and variety. It has also improved its production technology and boosted the capacity of its key upstream facilities to maximize the in-depth use of and comprehensive efficiency of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1	Wealth Management and Derivatives Investment Entrusted by Non- Financial Companies

(a)	Entrusted wealth management

The Company did not engage in any entrusted wealth management during the Reporting Period.

(b)	Entrusted loans

Amount

RMB’000

Borrower	Amount of entrusted loan	Maturity period	Interest rate of loan %	Whether it is overdue	Whether it is connected transaction	Whether it has been renewed	Whether it is related to lawsuits	Are the funds sourced from fund- raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	2014/8/28-2015/8/28	3.25	No	No	No	No	No	Nil	64
	28,000	2014/11/27-2015/11/27	3.25	No	No	No	No	No	Nil	376
	12,000	2014/12/26-2015/12/25	3.00	No	No	No	No	No	Nil	177
	12,000	2015/1/29-2016/1/28	3.00	No	No	No	No	No	Nil	210
	30,000	2015/4/24-2016/4/22	2.75	No	No	No	No	No	Nil	674

Note:	The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

3.3.2	Application of Capital Raised

During the Reporting Period, the Company did not raise capital, nor does it use the capital raised in the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to a decrease in the cost of raw materials and an increase in gross profit of products, an associate of the Group, Shanghai Secco Petrochemical Company Limited recorded net profit of RMB 1,357 million during the reporting period, with RMB 271 million attributable to the Group, representing 15.68% of net profit attributable to equity shareholders of the Company.

3.3.4	Major Projects from Non-raised Capital

Major project	Total project investment RMB million	Project progress as at 30 June 2015
EVA Project with capacity 100,000 tons/year	1,132	Preliminary work
Desulfurization revamps for furnaces No. 1 – No. 5 and No. 7 of the Thermal Power Division	164	Under construction
Project of upgrading the discharged waste water standard	134	Under construction

3.4	Plan for Profit Appropriation or Capital Reserves Capitalization

3.4.1	Implementation or Amendment of Profit Distribution Proposal for the Reporting Period

As the Company recorded a loss in 2014, the Board proposed not to distribute a dividend for 2014, which was approved at the 2014 Annual General Meeting. So there is no profit distribution plan to be carried out in the reporting period.

3.4.2	Plan for Half-Yearly Profit Distribution and Plan for conversion of Capital Reserves to Increase Share Capital

The Company will not distribute its profit in the first half of 2015 and will not implement a plan for conversion of capital reserves to increase share capital.

3.5	Other Items for Disclosure

Early warning and notes about potential negative value of cumulative net profit from the beginning of this year to the end of the next reporting period, or significant change thereof as compared with last year.

As the Group recorded net profit attributable to shareholders of the Company of RMB1,731 million under CAS and RMB1,771 million under IFRS for the first half of 2015, the cumulative net profit from January to September is expected to reverse losses to profits as compared to the same period of last year.

Prices of crude oil in the international market have seen a continuous and significant decline since the end of June, which will affect the profitability of the Company’s major products for a certain period due to the long procurement cycle for the Company’s crude oil.

4.	OTHER ITEMS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory documents such as the Company Law, the Securities Law, Corporate Governance Principles for Listed Companies and Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 26 August 2015, the Audit Committee of the Eighth Session of the Board held its third meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied the principles and complied with all code provisions of the Corporate Governance Code, except for certain deviations from code provisions A.2.1 and A.5.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemicals production. Mr. Wang is the most suitable candidate to serve in the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve in any of the positions listed above.

4.5	Implementation of Model Code for Securities Transactions

The Directors of the Company confirm that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company did not act in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

5.	INTERIM FINANCIAL REPORT

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	30 JUNE 2015	31 DECEMBER 2014	30 JUNE 2015	31 DECEMBER 2014
ASSETS	(UNAUDITED) Consolidated	Consolidated	(UNAUDITED) Company	Company
Current assets
Cash at bank and on hand	301,061	279,198	239,498	186,348
Notes receivable	1,437,747	1,372,277	1,212,765	991,722
Accounts receivable	1,973,350	1,628,121	919,659	856,198
Advances to suppliers	65,141	31,098	55,340	12,546
Interests receivable	79	76	—	—
Dividends receivable	—	19,372	6,733	19,372
Other receivables	38,340	51,771	16,131	16,468
Inventories	5,785,273	5,930,703	5,429,506	5,465,293
Other current assets	242,411	197,799	128,544	85,458

Total current assets	9,843,402	9,510,415	8,008,176	7,633,405

Non-current assets
Long-term equity investments	3,419,000	3,106,262	4,513,589	4,201,476
Investment properties	412,350	415,842	409,256	412,647
Fixed assets	14,814,286	15,611,926	14,448,505	15,221,418
Construction in progress	527,159	542,878	527,159	542,878
Intangible assets	432,336	441,140	354,352	360,510
Long-term prepaid expenses	454,568	602,451	440,264	587,349
Deferred tax assets	438,156	915,069	427,838	905,186

Total non-current assets	20,497,855	21,635,568	21,120,963	22,231,464

Total assets	30,341,257	31,145,983	29,129,139	29,864,869

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

LIABILITIES AND	30 JUNE 2015	31 DECEMBER 2014	30 JUNE 2015	31 DECEMBER 2014
SHAREHOLDERS’	(UNAUDITED)		(UNAUDITED)
EQUITY	Consolidated	Consolidated	Company	Company
Current liabilities
Short-term borrowings	2,912,004	4,078,195	3,324,033	4,507,195
Notes payable	93,724	11,714	80,000	—
Accounts payable	4,356,281	5,924,035	3,151,807	4,736,516
Advances from customers	416,405	612,573	356,172	503,124
Employee benefits payable	142,982	44,464	136,855	38,849
Taxes payable	1,513,358	1,276,874	1,493,557	1,239,268
Interest payable	4,141	9,037	4,506	9,486
Dividends payable	22,567	19,406	19,300	19,406
Other payables	758,161	508,551	928,517	606,113
Current portion of non-current liabilities	1,305,680	—	1,305,680	—

Total current liabilities	11,525,303	12,484,849	10,800,427	11,659,957

Non-current liabilities
Long-term borrowings	17,270	1,632,680	—	1,611,900
Deferred income	181,436	186,436	181,436	186,436

Total non-current liabilities	198,706	1,819,116	181,436	1,798,336

Total liabilities	11,724,009	14,303,965	10,981,863	13,458,293

Shareholders’ equity
Share capital	10,800,000	10,800,000	10,800,000	10,800,000
Capital surplus	505,823	493,922	505,823	493,922
Specific reserve	26,593	1,265	23,852	—
Surplus reserve	4,173,831	4,173,831	4,173,831	4,173,831
Undistributed profits	2,832,771	1,101,605	2,643,770	938,823

Total equity attributable to equity shareholders of the Company	18,339,018	16,570,623	18,147,276	16,406,576

Minority interests	278,230	271,395	—	—

Total shareholders’ equity	18,617,248	16,842,018	18,147,276	16,406,576

Total liabilities and shareholders’ equity	30,341,257	31,145,983	29,129,139	29,864,869

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2015 (UNAUDITED) Consolidated	2014 (UNAUDITED) Consolidated	2015 (UNAUDITED) Company	2014 (UNAUDITED) Company
Revenue	42,152,450	51,374,277	34,274,347	43,680,675
Less: Cost of sales	31,233,864	45,017,696	23,525,573	37,470,279
Taxes and surcharges	7,060,938	4,654,222	7,056,655	4,650,903
Selling and distribution expenses	261,581	273,907	198,924	208,067
General and administrative expenses	1,490,220	1,224,420	1,416,884	1,152,924
Financial expenses – net	140,537	279,343	150,364	255,314
Asset impairment losses	61,411	22,843	65,601	38,313
Add: Investment income/(losses)	338,784	(65,716)	325,776	(66,631)
Including: Share of profit/(losses) of associates and joint ventures	331,853	(65,716)	312,112	(74,710)
Operating profit/(loss)	2,242,683	(163,870)	2,186,122	(161,756)

Add: Non-operating income	18,408	25,355	17,081	24,721
Including: Profits on disposal of non-current assets	986	5,220	877	5,220
Less: Non-operating expenses	20,945	30,246	20,908	30,234
Including: Losses on disposal of non-current assets	8,913	13,425	8,879	13,422
Total profit/(loss)	2,240,146	(168,761)	2,182,295	(167,269)

Less: Income tax expenses	491,686	(6,856)	477,348	(14,258)

Net profit/(loss)	1,748,460	(161,905)	1,704,947	(153,011)

Attributable to shareholders of the Company	1,731,166	(164,911)	—	—
Minority interests	17,294	3,006	—	—
Other comprehensive income	—	—	—	—

Total comprehensive income/(loss)	1,748,460	(161,905)	1,704,947	(153,011)
Attributable to shareholders of the Company	1,731,166	(164,911)	—	—
Minority interests	17,294	3,006	—	—

Earnings/(loss) per share
Basic earnings/(loss) per share (RMB)	0.160	(0.015)	—	—
Diluted earnings/(loss) per share (RMB)	0.160	(0.015)	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
	2015	2014	2015	2014
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sale of goods or rendering of services	46,893,886	60,118,351	38,627,647	51,488,974
Refund of taxes and surcharges	26,203	8,744	—	492
Cash received relating to other operating activities	6,713	12,749	5,495	12,048

Sub-total of cash inflows	46,926,802	60,139,844	38,633,142	51,501,514

Cash paid for goods and services	(34,564,026)	(51,692,730)	(26,437,199)	(43,299,776)
Cash paid to and on behalf of employees	(1,221,286)	(1,315,129)	(1,143,494)	(1,232,856)
Payments of taxes and surcharges	(8,942,004)	(6,010,938)	(8,884,167)	(5,980,078)
Cash paid relating to other operating activities	(275,247)	(284,599)	(186,347)	(512,380)

Sub-total of cash outflows	(45,002,563)	(59,303,396)	(36,651,207)	(51,025,090)

Net cash flows generated from operating activities	1,924,239	836,448	1,981,935	476,424

Cash flows from investing activities
Cash received from entrusted lendings	30,000	30,000	—	—
Cash received from returns on investments	38,487	24,547	19,372	8,079
Net cash received from disposal of fixed assets	4,417	5,189	4,294	5,173
Cash received relating to other investing activities	23,454	34,426	16,592	32,315

Sub-total of cash inflows	96,358	94,162	40,258	45,567

Cash paid to acquire fixed assets and other long-term assets	(313,246)	(418,272)	(314,223)	(418,095)
Cash payment of entrusted lendings	(42,000)	(38,000)	—	—
Investment in an associate	—	(11,541)	—	(11,541)

Sub-total of cash outflows	(355,246)	(467,813)	(314,223)	(429,636)

Net cash flows used in investing activities	(258,888)	(373,651)	(273,965)	(384,069)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2015 (UNAUDITED) Consolidated	2014 (UNAUDITED) Consolidated	2015 (UNAUDITED) Company	2014 (UNAUDITED) Company
Cash flows from financing activities
Cash received from borrowings	20,725,975	26,442,894	21,081,005	26,795,894

Sub-total of cash inflows	20,725,975	26,442,894	21,081,005	26,795,894

Cash repayments of borrowings	(22,214,676)	(26,512,307)	(22,583,166)	(26,499,797)
Cash paid for distribution of dividends or profits and interest expenses	(154,809)	(204,566)	(152,665)	(198,497)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries	(7,192)	(4,129)	—	—
Sub-total of cash outflows	(22,369,485)	(26,716,873)	(22,735,831)	(26,698,294)

Net cash flows (used in)/generated from financing activities	(1,643,510)	(273,979)	(1,654,826)	97,600

Effect of foreign exchange rate changes on cash and cash equivalents	22	105	6	9

Net increase in cash and cash equivalents	21,863	188,923	53,150	189,964

Add: Cash and cash equivalents at the beginning of the period	279,198	133,256	186,348	78,448

Cash and cash equivalents at the end of the period	301,061	322,179	239,498	268,412

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company					Non- controlling interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2014	10,800,000	493,922	5,832	4,173,831	2,358,032	259,062	18,090,679

Movements for the six months ended 30 June 2014 (unaudited)
Total comprehensive income
Net (loss)/profit for the period	—	—	—	—	(164,911)	3,006	(161,905)
Profit distribution
Distribution to the shareholders	—	—	—	—	(540,000)	(4,129)	(544,129)
Specific reserve
Accrued	—	—	83,900	—	—	—	83,900
Utilised	—	—	(56,977)	—	—	—	(56,977)

Balance at 30 June 2014 (unaudited)	10,800,000	493,922	32,755	4,173,831	1,653,121	257,939	17,411,568

Balance at 1 January 2015	10,800,000	493,922	1,265	4,173,831	1,101,605	271,395	16,842,018

Movements for the six months ended 30 June 2015 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	1,731,166	17,294	1,748,460
Employees share option scheme	—	11,901	—	—	—	—	11,901
Profit distribution
Distribution to the shareholders	—	—	—	—	—	(10,459)	(10,459)
Specific reserve
Accrued	—	—	72,925	—	—	—	72,925
Utilised	—	—	(47,597)	—	—	—	(47,597)

Balance at 30 June 2015 (unaudited)	10,800,000	505,823	26,593	4,173,831	2,832,771	278,230	18,617,248

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2014	10,800,000	493,922	—	4,173,831	2,128,507	17,596,260

Movements for the six months ended 30 June 2014 (unaudited)
Total comprehensive income
Net loss for the period	—	—	—	—	(153,011)	(153,011)
Profit distribution
Distribution to the shareholders	—	—	—	—	(540,000)	(540,000)
Specific reserve
Accrued	—	—	81,700	—	—	81,700
Utilised	—	—	(55,044)	—	—	(55,044)

Balance at 30 June 2014 (unaudited)	10,800,000	493,922	26,656	4,173,831	1,435,496	16,929,905

Balance at 1 January 2015	10,800,000	493,922	—	4,173,831	938,823	16,406,576

Movements for the six months ended 30 June 2015 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	1,704,947	1,704,947
Employees share option scheme	—	11,901	—	—	—	11,901
Specific reserve
Accrued	—	—	69,960	—	—	69,960
Utilised	—	—	(46,108)	—	—	(46,108)

Balance at 30 June 2015 (unaudited)	10,800,000	505,823	23,852	4,173,831	2,643,770	18,147,276

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

This interim financial information for the six-month period ended 30 June 2015 is unaudited, but has been reviewed by PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Prepared under IFRS)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

		Unaudited Six-month period ended 30 June
Items	Note	2015 RMB’000		2014 RMB’000
Revenue	2		42,125,505		51,345,006
Sales taxes and surcharges			(7,060,938)		(4,654,222)

Net sales			35,064,567		46,690,784
Cost of sales			(32,687,731)		(46,223,927)

Gross profit			2,376,836		466,857

Selling and administrative expenses			(277,890)		(273,907)
Other operating income			41,461		49,626
Other operating expenses			(67,094)		(55,807)
Other gains – net	3		6,931		—

Operating profit	2		2,080,244		186,769

Finance income	3		23,457		34,426
Finance expenses	3		(160,694)		(287,930)
Share of profit/(loss) of investments accounted for using the equity method			336,853		(60,716)

Profit/(loss) before income tax			2,279,860		(127,451)
Income tax expense	4		(491,686)		6,856

Profit/(loss) for the period			1,788,174		(120,595)

Profit/(loss) attributable to:
– Owners of the Company			1,770,880		(123,601)
– Non-controlling interests			17,294		3,006

			1,788,174		(120,595)

Earnings/(loss) per share attributable to owners of the Company for the period (expressed in RMB per share)
Basic earnings/(loss) per share	5	RMB	0.164	RMB	(0.011)

Diluted earnings/(loss) per share	5	RMB	0.164	RMB	(0.011)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Prepared under IFRS)

FOR THE SIX MONTHS ENDED 30 JUNE 2015

	Unaudited Six-month period ended 30 June
Items	2015 RMB’000	2014 RMB’000
Profit/(loss) for the period	1,788,174	(120,595)
Other comprehensive income for the period – net of tax	—	—

Total comprehensive income/(loss) for the period	1,788,174	(120,595)

Profit/(loss) attributable to:
– Owners of the Company	1,770,880	(123,601)
– Non-controlling interests	17,294	3,006

Total comprehensive income/(loss) for the period	1,788,174	(120,595)

CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared under IFRS)

Items	Note	Unaudited 30 June 2015 RMB’000	Audited 31 December 2014 RMB’000
Assets
Non-current assets
Lease prepayment and other assets		886,904	1,043,591
Property, plant and equipment		14,758,321	15,541,575
Investment properties		412,350	415,842
Construction in progress		527,159	542,878
Investments accounted for using the equity method		3,254,000	2,936,262
Deferred income tax assets		438,156	915,069

		20,276,890	21,395,217

Current assets
Inventories		5,785,273	5,930,703
Trade receivables	7	923,019	630,883
Bills receivable	7	1,415,047	1,365,677
Other receivables and prepayments	7	309,126	268,869
Amounts due from related parties	7	1,109,876	1,035,085
Cash and cash equivalents		301,061	279,198

		9,843,402	9,510,415

Total assets		30,120,292	30,905,632

Equity
Equity attributable to owners of the Company
Share capital		10,800,000	10,800,000
Reserves	10	7,483,053	5,700,272

		18,283,053	16,500,272
Non-controlling interests		278,230	271,395

Total equity		18,561,283	16,771,667

Items	Note	Unaudited 30 June 2015 RMB’000	Audited 31 December 2014 RMB’000
Liabilities
Non-current liabilities
Borrowings	8	17,270	1,632,680
Deferred income		16,436	16,436

		33,706	1,649,116

Current liabilities
Borrowings	8	4,217,684	4,078,195
Trade payables	9	1,817,085	2,920,459
Advance from customers	9	397,912	591,059
Bills payable	9	93,724	11,714
Other payables	9	2,393,213	1,831,263
Amounts due to related parties	9	2,598,481	3,042,197
Income tax payable		7,204	9,962

		11,525,303	12,484,849

Total liabilities		11,559,009	14,133,965

Total equity and liabilities		30,120,292	30,905,632

Net current liabilities		(1,681,901)	(2,974,434)

Total assets less current liabilities		18,594,989	18,420,783

NOTES TO FINANCIAL STATEMENTS

1.	Changes in accounting policy and disclosures

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2014, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2015 and adopted by the Company.

(a)	The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2015 and have no material impact on the Group:

•	Amendment to IFRS 2 – ‘Share-based payment’

•	Amendment to IFRS 8 – ‘Operating segments’

•	Amendment to IAS 16 – ‘Property, plant and equipment’ and IAS 38 – ‘Intangible assets’

•	Amendment to IAS 24 – ‘Related Party Disclosures’

•	Amendment to IFRS 13 – ‘Fair value measurement’

•	Amendment to IFRS 40 – ‘Investment property’

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on this Group.

2.	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2014.

	Six-month period ended 30 June 2015			Six-month period ended 30 June 2014
	Total segment revenue RMB’000	Inter segment revenue RMB ’000	Revenue from external customers (note a) RMB ’000	Total segment revenue RMB ’000	Inter segment revenue RMB ’000	Revenue from external customers (note a) RMB ’000
Synthetic fibres	1,277,780	—	1,277,780	1,455,724	—	1,455,724
Resins and plastics	5,424,043	49,134	5,374,909	6,113,490	120,663	5,992,827
Intermediate petrochemicals	9,855,653	4,806,577	5,049,076	15,547,911	8,676,997	6,870,914
Petroleum products	24,857,847	1,670,932	23,186,915	33,086,391	3,204,352	29,882,039
Trading of petrochemical products	7,754,411	932,368	6,822,043	8,082,312	1,407,682	6,674,630
Others	802,051	387,269	414,782	1,056,286	587,414	468,872

Total	49,971,785	7,846,280	42,125,505	65,342,114	13,997,108	51,345,006

	Six-month period ended 30 June 2015 RMB’000	Six-month period ended 30 June 2014 RMB’000
Profit/(loss) from operations
Synthetic fibres	(198,708)	(289,780)
Resins and plastics	671,713	(262,983)
Intermediate petrochemicals	491,756	59,283
Petroleum products	1,038,809	558,269
Trading of petrochemical products	7,509	26,164
Others	69,165	95,816

Total consolidated profit from operations	2,080,244	186,769

Net finance expenses	(137,237)	(253,504)
Share of profit/(loss) of investments accounted for using the equity method	336,853	(60,716)

Profit/(Loss) before taxation	2,279,860	(127,451)

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures are as follows:

	Six-month period ended 30 June 2015 RMB’000	Six-month period ended 30 June 2014 RMB’000
Intermediate petrochemicals	657,980	1,346,768
Petroleum products	22,095,131	27,522,679
Trading of petrochemical products	1,273,986	2,514,519
Others	94,979	108,685

Total	24,122,076	31,492,651

	30 June 2015	31 December 2014
	Total assets	Total assets
	RMB’000	RMB’000
Allocated assets
Synthetic fibres	1,759,775	1,762,111
Resins and plastics	1,755,600	1,714,407
Intermediate petrochemicals	4,906,076	5,339,892
Petroleum products	13,690,735	13,856,761
Trading of petrochemical products	1,351,049	1,312,503
Others	2,009,000	2,156,341

Allocated assets	25,472,235	26,142,015

Unallocated assets
Investments accounted for using the equity method	3,254,000	2,936,262
Deferred tax assets	438,156	915,069
Investment property	412,350	415,842
Others	543,551	496,444

Unallocated assets	4,648,057	4,763,617

Total assets	30,120,292	30,905,632

	30 June 2015	31 December 2014
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities
Synthetic fibres	307,114	340,837
Resins and plastics	842,401	947,649
Intermediate petrochemicals	873,682	1,028,939
Petroleum products	4,019,245	4,812,737
Trading of petrochemical products	1,173,298	1,172,575
Others	108,315	120,353

Allocated liabilities	7,324,055	8,423,090

Unallocated liabilities
Borrowings – current part	4,217,684	4,078,195
Borrowings – non-current part	17,270	1,632,680

Unallocated liabilities	4,234,954	5,710,875

Total liabilities	11,559,009	14,133,965

3.	Profit/(loss) before income tax

(a)	Finance expenses – net

	Six-month period ended 30 June
	2015	2014
	RMB’000	RMB’000
Interest income	23,457	34,426

Finance income	23,457	34,426

Interest on bank and other borrowings	(141,005)	(204,373)
Net foreign exchange loss	(19,689)	(83,557)

Finance expenses	(160,694)	(287,930)

Finance expenses – net	(137,237)	(253,504)

(b)	Other gains – net

	Six-month period ended 30 June
	2015	2014
	RMB’000	RMB’000
Forward foreign exchange contracts	6,931	—

During the six-month period ended 30 June 2015, the Group entered into forward foreign exchange contracts to mitigate foreign exchange risk from borrowings denominated in EUR. For the six-month period ended 30 June 2015, gain from realised forward foreign exchange contracts amounted to RMB 6,931 thousands (six-month period ended 30 June 2014: nil), which was recognised in other gain of the condensed consolidated interim income statement. As at 30 June 2015, the Group had no unsettled forward foreign exchange contract (31 December 2014: nil).

3.	Profit/(loss) before income tax (continued)

(c)	Operating items

	Six-month period ended 30 June
	2015	2014
	RMB’000	RMB’000
Amortisation of lease prepayments	8,804	8,804
Depreciation	895,110	984,751
Research and development costs	14,265	20,126
Write-down of inventories	10,700	22,864
Impairment of property, plant and equipment	50,001	—
Net loss on disposal of property, plant and equipment	7,927	8,205

The inventory write-downs of RMB 10,700 thousands was mainly due to that the carrying amount of the trading products Ethyl acetate and Propane were lower than the net realisable value (six-month period ended 30 June 2014: RMB 22,864 thousands).

During the six-month period ended 30 June 2015, as a result of increasing market competition and low profit margin of the relevant products, the management of the Company shut down the manufacturing of acrylonitrile plant and decided to dispose it. Therefore, the Company fully provided impairment for the equipment at their carrying amounts of RMB 50,001 thousands (six-month period ended 30 June 2014: nil).

4.	Income tax expense

	Six-month period ended 30 June
	2015	2014
	RMB’000	RMB’000
Provision for PRC income tax for the period	14,773	7,193
Deferred taxation	476,913	(14,049)

	491,686	(6,856)

The provision for PRC income tax is calculated at the rate of 25% (six-month period ended 30 June 2014: 25%) on the estimated taxable income of the six-month period ended 30 June 2015 determined in accordance with relevant income tax rules and regulations. The Group did not carry out overseas business and therefore does not incur overseas income taxes.

5.	Earnings/(Loss) per share

(a)	Basic

The calculation of basic profit/(loss) per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2015 of RMB1,770,880 thousands (six-month period ended 30 June 2014: loss of RMB123,601 thousands) and 10,800,000,000 shares (six-month period ended 30 June 2014: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings per share for the six-month period ended 30 June 2015 and the six-month period ended 30 June 2014 was shown as:

	Six-month period ended 30 June
	2015	2014
	RMB’000	RMB’000
Earnings
Profit/(loss) attributable to owners of the Company	1,770,880	(123,601)

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	6,954	—

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,806,954	10,800,000

Diluted earnings/(loss) per share (RMB per share)	0.164	(0.011)

6.	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2014, a final dividend of RMB540,000 thousands was approved and declared for the year ended 31 December 2013. The Board of Directors did not propose the payment of an interim dividend for the six-month period ended 30 June 2014.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2015, no dividend was declared for the year ended 31 December 2014. As at 30 June 2015, the Board of Directors did not propose the payment of an interim dividend for the six-month period ended 30 June 2015.

7.	Trade and other receivables

	As at	As at
	30 June 2015	31 December 2014
	RMB’000	RMB’000
Trade receivables	923,045	630,931
Less: allowance for doubtful debts	(26)	(48)

	923,019	630,883

Bills receivable	1,415,047	1,365,677
Amounts due from related parties	1,109,876	1,035,085

	3,447,942	3,031,645

Other receivables and prepayments (i)	309,126	268,869

	3,757,068	3,300,514

(i)	For the six-month period ended 30 June 2015, the associates and joint ventures of the Group declared dividends with total amount of RMB19,115 thousands to the Group (six-month period ended 30 June 2014: RMB82,275 thousands). As at 30 June 2015, all the aforementioned dividends were received (31 December 2014: RMB19,372 thousands were not received and were recorded in other receivables and prepayments).

As at 30 June 2015, entrusted lendings of RMB94,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 2.75% to 3.25% per annum, which will be due within twelve months from 30 June 2015 (31 December 2014: RMB82,000 thousands at interest rates ranged from 3.00% to 3.25% per annum).

Amounts due from related parties represent trade-related balances.

7.	Trade and other receivables (continued)

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) based on invoice date is as follows:

	As at	As at
	30 June 2015	31 December 2014
	RMB’000	RMB’000
Within one year	3,447,905	3,031,617
Above one year	37	28

	3,447,942	3,031,645

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	Borrowings

	As at	As at
	30 June 2015	31 December 2014
	RMB’000	RMB’000
Short term loans
– Short term bank loans	2,642,004	3,008,195
– Short term loans from related parties	270,000	1,070,000
– Current portion of non-current bank loans	1,305,680	—

	4,217,684	4,078,195

Long term loans
– Between one and two years	17,270	1,632,680

Total	4,234,954	5,710,875

8.	Borrowings (continued)

The Group has the following undrawn borrowing facilities:

	As at	As at
	30 June 2015	31 December 2014
	RMB’000	RMB’000
Expiring within one year (bank loans)	18,090,375	15,489,855
Expiring beyond one year (bank loans)	5,993,431	7,495,370

	24,083,806	22,985,225

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

9.	Trade and other payables

	As at	As at
	30 June 2015	31 December 2014
	RMB’000	RMB’000
Trade payables	1,817,085	2,920,459
Advance from customers	397,912	591,059
Bills payable	93,724	11,714
Amounts due to related parties	2,598,481	3,042,197

Subtotal	4,907,202	6,565,429

Staff salaries and welfares payable	142,982	44,464
Taxes payable (exclude income tax payable)	1,506,154	1,266,912
Interest payable	3,987	7,717
Dividends payable	22,567	19,406
Construction and maintenance payable	447,669	223,061
Other liabilities	269,854	269,703

Subtotal of other payables	2,393,213	1,831,263

	7,300,415	8,396,692

9.	Trade and other payables (continued)

As at 30 June 2015 and 31 December 2014, all trade and other payables of the Group were non-interest bearing.

As at 30 June 2015, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at	As at
	30 June 2015	31 December 2014
	RMB’000	RMB’000
Within one year	4,862,739	6,514,151
Between one and two years	10,626	10,978
Over two years	33,837	40,300

	4,907,202	6,565,429

10.	Reserves

(a)	Share option reserve

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants. Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB 4.20 under vesting conditions.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted including the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 30 June 2015, no share option was exercised yet. (Expiry date: 6 January 2020)

10.	Reserves (continued)

(a)	Share option reserve (continued)

The share options outstanding as at 30 June 2015 have the following vesting dates and exercise prices:

Vesting date	Exercise price (per share in RMB)	Outstanding shares
6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

The total fair value of share options at the grant date was RMB 65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

	Granting date
Spot share price	RMB	4.51
Exercise price	RMB	4.20
Expected volatility		41.20%
Maturity (years)		5.00
Risk-free interest rate		3.39%~3.67%
Dividend yield		1.00%

Share option expenses of RMB 11,901 thousands have been recognised in the condensed interim income statement for the six-month period ended 30 June 2015.

(b)	For the six-month period ended 30 June 2015, the Group transferred RMB 25,328 thousands (six-month period ended 30 June 2014: RMB 26,923 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six-month period ended 30 June 2015 and 2014, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

5.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the main items and the amount are listed as follows:

	Net profit/(loss) attributable to shareholders of parent company (Consolidated)		Equity attributable to shareholders of parent company (Consolidated)
	For the six months ended 30 June
	2015	2014	30 June 2015	31 December 2014
	(unaudited)	(unaudited)	(unaudited)
Under CAS	1,731,166	(164,911)	18,339,018	16,570,623
Adjustments under IFRS – Government grants (a)	14,386	14,387	(55,965)	(70,351)
Safety production costs (b)	25,328	26,923	—	—

Under IFRS	1,770,880	(123,601)	18,283,053	16,500,272

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By order of the Board Wang Zhiqing Chairman

Shanghai, the PRC, 27 August 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.